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                             February 2, 2024

       Kevin Chin
       Chief Executive Officer
       VivoPower International PLC
       The Scalpel,18th Floor, 52 Lime Street
       London EC3M 7AF
       United Kingdom

                                                        Re: VivoPower
International PLC
                                                            Registration
Statement on Form F-3
                                                            Filed January 12,
2024
                                                            File No. 333-276509

       Dear Kevin Chin:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-3

       Cover Page

   1. Please revise your cover page to include the calculation of the aggregate market value of your outstanding voting
and non-voting common equity, and the amount of all securities offered during the
prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer
to Instruction 7 and General Instruction I.B.5. of Form F-3.
       Exhibits

   2. We note the legality opinion in which counsel states that "The Opinions in paragraph 4.1 are given only for the
benefit of the Company and they may not be relied upon by any other person or for any
other purpose." Please remove this limitation. Refer to SLB 19
                                                        II.B.3.d. Additionally,
please obtain and file a revised legality opinion to cover all securities in the Form
F-3 being registered in the offering.
 Kevin Chin
VivoPower International PLC
February 2, 2024
Page 2
General

3. Please confirm your understanding that we will not be in a position to accelerate the effectiveness of your registration statement until our comments relating to your Form 20-
       F for the period ended June 30, 2023 have been resolved.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cheryl Brown at 202-551-3905 or Daniel Morris at 202-551-3314 with any other questions.



                                                            Sincerely,
FirstName LastNameKevin Chin
                                                            Division of
Corporation Finance
Comapany NameVivoPower International PLC
                                                            Office of Energy &
Transportation
February 2, 2024 Page 2
cc:       Elliott Smith, Esq.
FirstName LastName